

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 9, 2007

Mr. Evan Masyr
Chief Financial Officer
Salem Communications Corporation
4880 Santa Rosa Road
Camarillo, California 93012

Re: **Salem Communications Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed March 16, 2007

        Form 10-Q for the quarterly period ended March 31, 2007, as amended
        Filed May 15, 2007
        File No. 000-26497

Dear Mr. Masyr:

       We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Note 8. Related Party Transactions, page 70

1. We note that you have leases with your principal stockholders and in some instances
   leases with partnerships or trusts controlled by these stockholders and their families.
   Please provide us with more details of and your FIN 46(R) analysis of each of these
   arrangements. Your FIN 46(R) analysis should also address FASB Staff Position No.
   FIN 46(R)-5 (As Amended).

Form 10-Q/A for the quarterly period ended March 31, 2007

2. Please refile your amendment in full. Your amendment must contain the
   certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act and
   the signature(s) as required by the Form 10-Q.

*   *   *   *

As appropriate, please amend your Forms 10-K and 10-Q and respond to these
comments within 10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please file your cover letter on EDGAR. Please understand that we
may have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director